Mail Stop 3561

August 23, 2007

Via Facsimile and U.S. Mail 203-863-7268

James D. Patracuolla
Interim Chief Financial Officer
UST Inc.
100 West Putnam Avenue
Greenwich, CT 06830

Re: **UST Inc.**
          File No: 0-17506
          Form 10-K: For the year ended December 31, 2006
          Form 10-Q: For the interim period ended March 31, 2007

Dear Mr. Patracuolla:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief